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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             ---------------------

                                   FORM 8-A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) or 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                             MECH FINANCIAL, INC.
--------------------------------------------------------------------------------
            (Exact Name of Registrant as Specified in its Charter)



       Connecticut                                             06-1500984
------------------------                                ------------------------
(State of Incorporation)                                (I.R.S. Employer Number)



100 Pearl Street, Hartford, Connecticut                           06103
---------------------------------------                       ------------
(Address of Principal Executive Office)                        (Zip Code)


If this form relates to the                 If this form relates to the
registration of a class of                  registration of a class of
securities pursuant to Section 12(b)        securities pursuant to Section 12(g)
of the Exchange Act and is                  of the Exchange Act and is
effective pursuant to General               effective pursuant to General
Instruction A.(C), please                   Instruction A.(d), please check
check the following box.  [_]               the following box.  [X]

Securities Act registration file number to which this form
relates:       N/A
        ----------------
        (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

                              NONE


Securities to be registered pursuant to Section 12(g) of the Act:

Title of Each Class to be                        Name of Each Exchange on Which
so registered                                    Each Class is to be registered

Common Stock, par value, $0.01                      NASDAQ - National Market
------------------------------                     ---------------------------
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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT
                 ----------------------------------------------

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED
----------------------------------------------------------------

  a. Capital Stock
     -------------

     The securities of MECH Financial, Inc. (the "Company") to be registered consist of 15,000,000 shares of common stock, par value of $0.01 per share ("Common Stock"). No shares of Common Stock are presently issued or outstanding. The Common Stock will be issued in accordance with that certain Agreement and Plan of Reorganization dated November 25, 1997 (the "Plan of Reorganization"), attached hereto as Exhibit 2, between the Company and its
                                     ---------
wholly owned subsidiary, Mechanics Savings Bank (the "Bank"). The following statements are summaries of certain provisions of the Plan of Reorganization, the Company's Certificate of Incorporation and Bylaws and the Connecticut Business Corporation Act ("CBCA"). The statements made herein do not purport to be complete in all respects and are qualified in their entirety by reference to the full Certificate of Incorporation, Bylaws and CBCA, the first two of which have been filed as Exhibit 3(i) and Exhibit 3(ii), respectively, to this
                   ------------     -------------
Registration Statement.

           (1) Dividends may be paid on Common Stock if and when declared by the Company's Board of Directors out of funds legally available for such purpose. Under present Federal Reserve Board policy, the Company may pay cash dividends only if payment of dividends does not undermine the Company's ability to serve as a source of strength to its subsidiary bank. In addition, the Federal Reserve Board allows dividends to be paid (1) only out of the
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Company's past year's net income, and (2) only if prospective earnings retention is consistent with the Company's expected capital needs, asset quality, and overall financial condition.

     When the Common Stock is issued and delivered in accordance with the Plan, it will be validly issued, fully paid, non-assessable, and not subject to any further calls by the Company. Holders of Common Stock will possess voting power for the election of directors of the Company and for all other purposes, each holder being entitled to one vote for each share of Common Stock held. Holders of the Common Stock do not have cumulative voting rights, preemptive rights, or conversion rights with respect to any such shares. The Common Stock is not presently subject to any sinking fund or restrictions on transferability or alienability. In the event of a liquidation of the Company, holders of Common Stock are entitled to a pro-rata share in all assets of the Company after payment of all amounts due to creditors.

     The Company is legally entitled to repurchase or redeem shares of Common Stock but must give the Federal Reserve Board prior notice of any such repurchase or redemption if the gross consideration for the purchase or redemption, when combined with the net consideration paid by the Company for all such purchases or redemptions during the preceding twelve months, exceeds 10% of the Company's consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve Board order, or any

                                       3.
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condition imposed by, or written agreement with, the Federal Reserve Board. This prior notice requirement, however, will not apply to the Company if the Bank continues to maintain its "well capitalized" status in accordance with applicable Federal Reserve Board regulations, if it continues to maintain a "1" or "2" rating in its most recent safety and soundness regulatory examination and if there continues to be no unresolved regulatory issues concerning the Company or the Bank. Except as described above, there are no other restrictions on the repurchase or redemption of Common Stock by the Company.

     The Certificate of Incorporation of the Company provides for a staggered Board of Directors as it divides the directors into three classes, as nearly equal in number as possible, with one class elected each year. Each director of the Company holds office for a three year term.

     The Certificate of Incorporation of the Company prohibits any person from directly or indirectly offering to acquire, or acquiring, beneficial ownership of more than 5% of the Company's Common Stock until June 25, 1999, and more than 10% of the Common Stock thereafter, without the prior written approval of the Company's Board of Directors and the Connecticut Banking Commissioner and unless all applicable approvals required under the Change in Bank Control Act of 1978, the Bank Holding Company Act of 1956, Connecticut law and all regulations of the FDIC, Federal Reserve Board and Connecticut Banking Commissioner have been obtained. Any shareholder owning 5% or more of the Common Stock

                                       4.
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until June 25, 1999 and owning 10% or more of the Common Stock thereafter may not vote any shares that exceed 5% or 10%, respectively, on any matter that is submitted for a vote of the shareholders.

     Moreover, no person may make an offer to acquire 10% or more of the then-outstanding Voting Stock unless such person has notified the Company's Board of Directors of such intent and the Board of Directors has not within fifteen days after receipt of such notice, disapproved of such offer, or before the offer is made, obtained prior approval of the acquisition by the FDIC or FRB and the Banking Commissioner.

     The Certificate of Incorporation also prohibits any direct or indirect purchase or other acquisition by the Company of Common Stock from an "Interested Securityholder" for a period of two years after the date the person became an Interested Securityholder unless at least a majority of the outstanding shares of Common Stock vote in favor of such a transaction, excluding shares held by the Interested Securityholder. For purposes of this provision, an "Interested Securityholder's" is any person who beneficially owns, directly or indirectly, 3% or more of the Company's Common Stock. Connecticut law additionally prohibits the Company from engaging in certain transaction(s) with any Interested Securityholder for a period of five years from the date of the Interested Securityholder's stock acquisition unless a majority of the Company's Board of Directors approves the transaction(s).

     The Certificate of Incorporation of the Company provides that

                                       5.
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a "super-majority" vote of shareholders must approve certain business combinations, including mergers, consolidations, share exchanges, sales of all or substantially all assets, liquidations, dissolutions or reclassifications, between the Company and an "Interested Shareholder" (as such term is defined below) or any other corporation (whether or not itself an Interested Shareholder) which is or after such merger or consolidation would be, an affiliate or associate of any Interested Shareholder unless the transaction is approved by the Board of Directors of the Company or unless certain fair price procedural requirements are satisfied. An "Interested Shareholder" is generally defined as a person or entity who is the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding shares of voting stock of the Company.

     Such transactions must first be approved by the Company's Board of Directors and then by the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of the voting stock, and by two-thirds of the voting power of the outstanding shares of the voting stock exclusive of shares held by or on behalf of the Interested Shareholder, unless:
(1) the transaction is approved by the Board of Directors before the Interested Shareholder first became an Interested Shareholder; or (2) in the case of a merger, consolidation or share exchange, and in all other business combinations, certain fair price and procedural provisions are met.

     The fair price provisions generally require that shareholders

                                       6.
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whose stock is acquired in a business combination be paid at least as much as the highest price the Interested Shareholder paid for shares within the two prior years or the price that the Interested Shareholder paid in the transaction by which the Interested Shareholder first became an Interested Shareholder, whichever is higher. The procedural provisions include prohibitions against omissions of dividends on preferred stock, reductions in dividends on the Common Stock and acquisitions by the Interested Shareholder of more stock of the Company.

     In the event that the fair price and procedural requirements are met or the requisite approval of the Board of Directors is given with respect to a particular business combination, the normal voting requirements of Connecticut law would apply. Under Connecticut law, a merger, consolidation, sale of substantially all of the assets of the Company and the adoption of a plan of dissolution of the Company would generally require the approval of a majority of the issued and outstanding shares of the Company's capital stock entitled to vote thereon.

     A reclassification of the Company's securities involving an amendment to its Certificate of Incorporation and other issues requiring shareholder approval would also require the approval of the holders of a majority of the voting power of the Company's capital stock entitled to vote thereon. Other issues requiring shareholder approval generally require the vote of a majority of the shares entitled to vote thereon. A sale of less than substantially all of the assets of the Company, a merger of the

                                       7.
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Company with a company in which it owns not less than 90% of the outstanding capital stock or a reclassification of the Company's securities not involving an amendment to its Certificate of Incorporation would not require shareholder approval.

           (2) The rights of holders of Common Stock may not be modified in any event or for any purpose except by a vote of a majority or more of the holders of outstanding shares of Common Stock.

           (3)   No preferred stock is to be registered.

           (4) The rights of holders of Common Stock may, under certain circumstances, be limited by the holders of serial preferred stock of the Company. The Certificate of Incorporation of the Company authorizes 1,000,000 shares of serial preferred stock, none of which is issued or outstanding.

           (5) Information regarding provisions in the Company's Certificate of Incorporation and Bylaws that would have the effect of delaying, deferring, or preventing a change in control or that would relate to extraordinary transactions such as a merger, reorganization, tender offer, sale or transfer of substantially of the Company's assets, can be found at Section (a)(1) to this Registration Statement.

   b.      Debt Securities
           ---------------

           No debt securities are to be registered hereunder.

   c.      Warrants and Rights
           -------------------

           The Common Stock will not be offered pursuant to warrants or rights.

                                      8.
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   d.      Other Securities
           ----------------

           No securities other than the Common Stock are to be registered hereunder.

   e.      Market Information for Securities other than Common Equity
           ----------------------------------------------------------

           No securities other than the Common Stock are to be registered hereunder.

   f.      American Depository Receipts
           ----------------------------

           No Depository Shares will be registered hereunder.

   g.      Security Rating
           ---------------

           The Company has not obtained a security rating from a nationally recognized statistical rating organization with respect to its securities.

ITEM 2.  EXHIBITS
-----------------

   Exhibit 2:       Agreement and Plan of Reorganization
   ---------

   Exhibit 3(i):    Certificate of Incorporation of MECH Financial, Inc.
   ------------

   Exhibit 3(ii):   Bylaws of MECH Financial, Inc.
   -------------

   Exhibit 10.1:    Change of Control Agreement between the Bank and Edgar C.
   ------------     Gerwig

   Exhibit 10.2:    Change of Control Agreement between the Bank and Thomas M.
   ------------     Wood

   Exhibit 10.3:    Change of Control Agreement between the Bank and Richard W.
   ------------     Stout

   Exhibit 10.4:    Change of Control Agreement between the Bank and Eugene B.
   ------------     Marinelli

   Exhibit 10.5:    Change of Control Agreement between the Bank and Marcy D.
   ------------     Negro

   Exhibit 10.6:    Change of Control Agreement between the Bank
   ------------

                                      9.
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                    and Brian A. Orenstein

   Exhibit 10.7:    Change of Control Agreement between the Bank and Gary J.
   ------------
                    Roman

   Exhibit 10.8:    Employment Agreement between the Bank and Edgar C. Gerwig
   ------------

   Exhibit 21:      Subsidiaries of MECH Financial, Inc.
   ----------

   Exhibit 27:      Financial Data Schedule - See Exhibits 99.1 and 99.2.
   ----------

   Exhibit 99.1:    Annual Report of Mechanics Savings Bank for the year ended
   ------------     December 31, 1996.


   Exhibit 99.2:    Quarterly Report of Mechanics Savings Bank on Form F-4 for
   ------------     the quarter ended September 30, 1997.



   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned thereto duly authorized.

                                       MECH FINANCIAL, INC.
                                       Registrant


Date: December 24, 1997                By: /s/ Edgar C. Gerwig
      ----------------------------        --------------------------------
                                          Edgar C. Gerwig
                                          Its President

                                      10.